UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2†)

New Fortress Energy LLC
(Name of Issuer)

Class A Shares Representing Limited Liability Company Interests
(Title of Class of Securities)

644393 100

(CUSIP Number)

Wesley R. Edens
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†This Schedule 13D constitutes Amendment No. 2 to the Schedule 13D filed by Wesley R. Edens on February 4, 2019 and the initial Schedule 13D filing by FEP Holdco LLC. See Explanatory Note.

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67, 014,081

	8	SHARED VOTING POWER
8,696,300

	9	SOLE DISPOSITIVE POWER
67, 014,081

	10	SHARED DISPOSITIVE POWER
8,696,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,710,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Calculations are based upon a total of 24,236,495 Class A Shares outstanding as of April 30, 2020, as disclosed on the Quarterly Report on Form 10-Q filed by New Fortress Energy LLC on May 6, 2020.

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
FEP Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,696,300

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,696,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,696,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculations are based upon a total of 24,236,495 Class A Shares outstanding as of April 30, 2020, as disclosed on the Quarterly Report on Form 10-Q filed by New Fortress Energy LLC on May 6, 2020.

Explanatory Note:

This filing constitutes (i) the initial Schedule 13D filing by FEP Holco LLC  (“HoldCo”) with respect to the Class A common shares representing limited liability company interests (“Class A Shares”) of New Fortress Energy LLC, a Delaware limited liability company (the “Issuer”), and (ii) Amendment No. 2 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 28, 2019 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the “Schedule 13D”) by Wesley R. Edens (Mr. Edens and HoldCo, together, the “Reporting Persons”). Mr. Edens is filing this Amendment to disclose events that may be deemed to constitute the acquisition of beneficial ownership of 72,432,182 Class A Shares, as more fully described below in Items 3 and 5, and the entry into certain agreements in respect of Issuer securities, as more fully described below in Item 3, together with the other changes disclosed herein. Pursuant to the events described herein, HoldCo may be deemed to have acquired beneficial ownership of more than 5% of the outstanding Class A Shares and hereby adopts the disclosure in the Schedule 13D in respect of itself to the extent applicable, except as otherwise set forth herein. The Reporting Persons have made this filing jointly pursuant to Rule 13d-1(k)(1).

 Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 to the Schedule 13D is hereby amended by the addition of the following text:

HoldCo is an investment holding company organized under the laws of the State of Delaware with its principal office located at 1345 Avenue of the Americas, New York, NY 10105. Mr. Edens and Randal A. Nardone are each members of Holdco and members of its board of managers. On the date hereof, Mr. Nardone filed Amendment No. 2 to the Schedule 13D filed by him with the SEC on February 4, 2019, as previously amended by him on April 4, 2019. To the extent responsive to Special Instruction C to Schedule 13D, Mr. Nardone’s disclosure in such filings is incorporated in each Item of this filing to the extent applicable. The Reporting Persons disclaim beneficial ownership of Class A Shares beneficially owned by Mr. Nardone other than those held by HoldCo, as disclosed herein.

In the past five years, HoldCo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is hereby amended by the addition of the following text:

The Amended and Restated Limited Liability Company Agreement (the “NFI LLCA”) of New Fortress Intermediate LLC (“NFI”) provides certain holders of common units (“NFI LLC Units”) of NFI and non-economic Class B common shares (the “Class B Shares”) of the Issuer with certain rights to cause NFI or the Issuer to acquire all or a portion of the NFI LLC Units and an equal number of Class B Shares (the “Redemption Right”) for, at the election at NFI or the Issuer, as applicable, (a) Class A Shares at a redemption ratio of one Class A Share for each NFI LLC Unit and Class B Share redeemed, subject to conversion rate adjustments for any equity split, equity distribution, reclassification or other similar transaction, or (b) an equivalent amount of cash based on the trading price of a Class A Share on the trading day that is immediately prior to the date of the redemption.

The NFI LLC Units were previously held directly by New Fortress Energy Holdings LLC (“NFEH”). As of June 3, 2020, NFEH was majority owned and controlled by Fortress Equity Partners (A) LP (the “Fortress Shareholder”), of which the Reporting Person and WRE 2012 Trust LLC, an entity controlled by Mr. Edens (“WRE Trust”), are limited partners. Fortress Shareholder has adopted a plan of liquidation and on June 3, 2020 Fortress Shareholder distributed common units of NFEH to its limited partners, including the Reporting Persons, in a pro rata distribution. Following the distribution by the Fortress Shareholder and also on June 3, 2020, NFEH distributed the NFI LLC Units, together with an equal number of Class B Shares, to its members, including the Reporting Persons, in a pro rata distribution (the “Pro Rata Distributions”).

On June 3, 2020, each of the Reporting Persons entered into a mutual agreement (the “Mutual Agreement”) with the Issuer, Fortress Equity Partners GP, LLC (“FEP GP”), WRE Trust, Randal A. Nardone, NFE SMRS Holdings LLC (collectively, with the Reporting Persons, FEP GP, WRE Trust and Randal A. Nardone, the “Exchanging Members”) and NFE Sub LLC, a wholly owned subsidiary of the Issuer (“NFE Sub”). Pursuant to the Mutual Agreement, each of the Exchanging Members agreed that they will deliver a block redemption notice in accordance with Section 4.6(b)(ii)(B) of the NFI LLCA with respect to all of the NFI LLC Units, together with an equal number of Class B Shares that they indirectly own as members of NFEH or indirectly as limited partners of Fortress Shareholder (the “Block Redemption Notice”). Pursuant to the Mutual Agreement, the Issuer has agreed that it will exercise the Call Right (as defined in the NFI LLCA), pursuant to which the Issuer will acquire such NFI LLC Units and such Class B Shares in exchange for Class A Shares to be issued to the Exchanging Members, including the Reporting Person (the “Exchange Transaction”). Pursuant to the Mutual Agreement, the Exchanging Members have also agreed with the Issuer to not, without the consent of Mr. Edens and Randal A. Nardone, transfer any of the Class A Shares they receive in the Exchange Transaction for 90 days following the date of the Exchange Transaction. FEP GP and/or other affiliates of Fortress Investment Group LLC (together, "Fortress"), of which Mr. Edens is Principal, Co-Chief Executive Officer and a Class A Director, beneficially own 13,399,317 Class A Shares. While Mr. Edens may participate in Fortress's voting and investment decisions concerning its holdings of Class A Shares, Mr. Edens disclaims beneficial ownership thereof and each Reporting Person otherwise disclaims beneficial ownership of the Class A Shares held by the other Exchanging Members.

On June 3, 2020, the Reporting Persons and the other Exchanging Members delivered to the Issuer a Block Redemption Notice to initiate the Exchange Transaction, pursuant to which the Issuer is obligated to issue the Class A Shares. On June 10, 2020, the Exchange Transaction was consummated. Mr. Edens received 63,735,882 NFI LLC Units and Class B Shares in the Pro Rata Distributions (directly or in the WRE Trust) and on June 10, 2020 Mr. Edens received 63,735,882 Class A Shares in exchange therefor in the Exchange Transaction (directly or in the WRE Trust). Holdco received 8,696,300 NFI LLC Units and Class B Shares in the Pro Rata Distributions and on June 10, 2020 Holdco received 8,696,300 Class A Shares in exchange therefor in the Exchange Transaction. Neither such transaction was subject to material conditions outside the control of Mr. Edens. Accordingly, the entry into the Mutual Agreement may be deemed Mr. Edens’s acquisition of beneficial ownership of 72,432,182 Class A Shares, including 8,696,300 Class A Shares, the beneficial ownership of which was acquired by Holdco.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended by the addition of the following text:

The information contained in Item 3 to this Amendment is incorporated herein by reference.

Except as disclosed in Item 3 to this Amendment, Holdco has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  HoldCo may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

(j)          NFE WE LLC and NFE RN LLC, entities controlled by the Reporting Person and Randal A. Nardone, were assigned NFEH’s right to appoint five of the nine members to the board of directors of the Issuer, on the terms set forth in that certain Shareholder Agreement, by and between the Issuer and NFEH.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) — (b)          Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on a total of 24,236,495 Class A Shares issued and outstanding as of April 30, 2020, as disclosed on the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020.

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, neither Reporting Person has effected any transactions in the Class A Shares during the past 60 days.

(d)          Mr. Edens holds or will hold certain Class A Shares through a WRE Trust, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5, other than those Class A Shares beneficially owned by HoldCo. HoldCo is a limited liability company, the members of which have the right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares beneficially owned by HoldCo. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 to the Schedule 13D is hereby amended by the addition of the following text:

The information contained in Item 3 to this Amendment regarding the Mutual Agreement and the Exchange Transaction is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A          Mutual Agreement by and between the Reporting Person and the other parties named therein, dated June 3, 2020 (as incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on June 5, 2020).

Exhibit B          Joint Filing Agreement by and between Wesley R. Edens and FEP HoldCo LLC, dated June 10, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 10, 2020.	.

	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens

FEP HoldCo LLC

	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens
	Title:	Member, Board of Managers

	By:	/s/ Randal A. Nardone
	Name:	Randal A. Nardone
	Title:	Member, Board of Managers